

NEWS RELEASE

GOLDEN 4th QUARTER AND YEAR-END RESULTS
(All dollar amounts in US$ unless otherwise stated)

Toronto, February 21, 2005 – GOLDCORP INC. (GG: NYSE; G: TSX) announced today its' financial and operating results for the 4th quarter and full year ended, December 31, 2004. **In 2004, Goldcorp only sold two-thirds (2/3) of its gold production and withheld from sale 200,429 ounces of fine gold! The impact of deferring the sale of one-third (1/3) of its production has the effect of significantly reducing Goldcorp's reported Revenues, Cash Flow, Earnings, Assets and Return on Invested Capital while increasing our reported Cost Per Ounce of Production.**

In order to provide our shareholders and investors with a better understanding of our financial performance we also use non-GAAP (Generally Accepted Accounting Principles) terms such as Bullion Adjusted Earnings and Bullion Adjusted Cash Flow to show what our earnings and cash flow would have been had we sold all the gold produced during the period.

SIGNIFICANT EVENTS in 2004

FRIENDLY TAKEOVER BID MADE IN Q4 FOR WHEATON RIVER MINERALS A SUCCESS!

- **Goldcorp shareholders overwhelmingly approved the purchase and Wheaton River shareholders overwhelmingly accepted the offer to combine and create the world's lowest cost, million ounce gold producer, possessing a powerful treasury, strong organic growth, no debt, no hedge and a Board and management team with proven entrepreneurial and operational skills. Goldcorp will begin consolidating Wheaton's operating results as of February 17, 2005.**

RECORD PRODUCTION
- For year end 2004, Goldcorp produced 628,005 ounces of gold and the Red Lake Mine produced 551,886 ounces, exceeding forecasts for the 4th consecutive year!

TOTAL LIQUID ASSETS CONTINUE TO GROW (cash and short-term investments, marketable securities, gold bullion)
- Goldcorp now has $461 million in liquid assets which represents an increase of $51 million over 2003, despite paying out $53 million in dividends and $56 million in capital expenditures;
- The strengthening Canadian Dollar increased Goldcorp's cash holdings during the year by $24 million. While this is not reflected in earnings, it is shown as a separate item on our consolidated statement of cash flows.

GOLD INVENTORY REACHES 221,220 OUNCES
- With 200,429 ounces, approximately one-third (1/3) of production being withheld in 2004 Goldcorp's gold inventory has a market value over $96 million and a cost of $34 million

 FINANCIAL RESULTS

4th Quarter Ended December 31, 2004

During the fourth quarter Goldcorp withheld from sale 52,497 ounces. By withholding production we defer our earnings and cash flow to a later date and reduce our immediate financial performance.

Fourth quarter revenues and earnings decreased to $51.9 million and $15.0 million or $0.08 per share from $110.6 million and $43.3 million, or $0.23 per share for the same period in 2003. The decrease is mainly attributed to the Company holding back 32% (52,497ounces) of production during the quarter versus selling additional ounces from inventory, which had been accumulated during the previous three years (113,757 ounces were sold in the 4th quarter 2004, versus 280,411 ounces for the same period, 2003). This strategy of withholding gold for higher prices enabled the Company to generate an additional $72 per ounce on the gold that was withheld from sale, from 2001 to 2003.

The reduction in earnings due to less ounces being sold was partially offset by the higher realized price of gold. The realized price during the quarter was $432 per ounce, which represents an increase of 11%, or $44 per ounce, over 2003.

**Bullion Adjusted Earnings** (If all the gold produced during the period was sold) for the 4th quarter, 2004, would have been $24.6 million or $0.13 per share, which is an increase from the _Bullion Adjusted Earnings_ of $23.2 million, or $0.13 per share, for the same period in 2003.

Cash flow from operations during the quarter was $22.4 million, or $0.12 per share, compared with $69.8 million, or $0.38 per share, for the 4th quarter, 2003. Cash flow was lower as a result of gold production being withheld from sale and being placed into inventory, versus additional ounces being sold from inventory, which occurred during the same period in 2003.

**Bullion Adjusted Cash Flow** (If all the gold produced during the quarter had been sold) for the fourth quarter 2004, would have been $38.9 million, or $0.20 per share. _Bullion Adjusted Cash Flow_ for the same period 2003 was $36.8 million, or $0.20 per share.

During the 4th quarter, Goldcorp continued to generate some of the highest margins within the industry: 62.8% Gross Operating Margin and 28.9% Net Profit Margin. ROIC (Return on invested Capital) was 10.7%. _**On a Bullion Adjusted basis the margins were even stronger: Gross Operating Margin was 68.4%, Net Profit Margin was 32.8% and ROIC was 16.8%.**_

Goldcorp continues to have one of the strongest balance sheets in the industry with No Debt and liquid assets totaling $461 million at market value! As of December 31, 2004 the treasury consisted of $333 million in cash and short-term investments, $31 million in marketable securities and $96 million in gold bullion. This total represents an increase of $51 million over 2003. This occurred despite paying out $53 million in dividends and making capital expenditures of $56 million in 2004. The increase is the result of operating cash flows of $52 million, the impact of the appreciation of the Canadian dollar on Goldcorp's short-term investments of $24 million and the Company's growing bullion inventory.

Twelve Months Ended December 31, 2004

Earnings totaled $51.3 million, or $0.27 per share, on revenues of $191.0 million, versus earnings of $98.8 million, or $0.54 per share, on revenues of $262.6 million for the twelve months ended December 31, 2003. The reduction in earnings is the result of the Company holding back one-third of annual production in 2004, versus selling additional ounces from inventory for 2003.

**Bullion Adjusted Earnings** for the twelve months ended, 2004, would have been $84.2 million, or $0.44 per share, which is the _Bullion Adjusted Earnings_ of $85.7 million, or $0.47 per share, for the same period in 2003. This decrease is due to a net loss of $9.0 million in marketable securities in 2004 versus a net gain of $10.2 million in 2003.

Cash flow for the twelve months ended December 31, 2004 was $53.1 million or $0.28 per share, versus $95.2 million or $0.52 per share, for the same period in 2003. Once again, cash flow was affected by the Company's policy of withholding one-third of production in 2004 versus selling additional ounces from inventory in 2003.

**Bullion Adjusted Cash Flow** **for the twelve months ended, December 31, 2004, was $114.0 million, or $0.60 per share.** _Bullion Adjusted Cash Flow_ **for the same period in 2003 was $74.0 million, or $0.40 per share in 2003.**

GOLD INVENTORY – 6.9 tonnes (221,220 ounces)

At December 31, 2004, Goldcorp's gold inventory had grown to 6.9 tonnes, or 221,220 ounces and had a market value of $96 million and a cost of $34 million. **GOLDCORP IS THE ONLY GOLD COMPANY IN THE WORLD TO STRATEGICALLY WITHHOLD GOLD FROM SALE IN ANTICIPATION OF HIGHER PRICES!** In 2004, one-third of Goldcorp's production was withheld, some 200,429 ounces of gold.

Goldcorp now holds more gold than the governments of Ireland, Mexico, Norway, and Canada. Goldcorp's gold inventory is now larger than 45 of the 111 countries that report gold holdings! **Gold is Money and we believe it to be the ultimate form of currency!**

OPERATING RESULTS

4th Quarter Ended December, 2004: Record Quarterly Production!

Gold production was 166,254 ounces at a cash cost of $127 per ounce sold, compared with 158,289 ounces at a cash cost of $95 per ounce sold during the same period in 2003.

The **Red Lake Mine** had **record quarterly production**, contributing 151,073 ounces of gold during the quarter, at a cash cost of $105 per ounce sold, compared with 140,930 ounces at a cash cost of $87 per ounce sold during the 4th quarter, 2003. The year-over-year increase in production was largely the result of a higher average grade of ore processed at the Red Lake Mine. The grade (concentration of gold) was 2.50 ounces of gold per ton (opt), or 85.7 grams per tonne (gpt), compared with a grade of 2.26 opt (77.5 gpt) processed during the 4th quarter, 2003. Recovery rate of 90.9% was up slightly compared with 89.4% during the corresponding period in 2003. The Red Lake Mine is forecasted to produce 550,000 ounces in 2005 and 600,000 ounces in 2006.

Production costs on a per ounce basis increased at the Red Lake Mine compared to the same period in 2003 as a result of a stronger Canadian dollar ($8 per ounce), increased production from higher cost concentrate ($3 per ounce) and higher operating costs ($7 per ounce).

The Wharf Mine produced 15,181 ounces of gold during the quarter, at a total cash cost of $268 per ounce sold, compared with 17,359 ounces at a cash cost of $245 per ounce sold during the 4th quarter, 2003. The Wharf Mine is forecasted to produce 70,000 ounces of gold in 2005.

Saskatchewan Minerals revenue and operating profit decreased slightly compared with the corresponding period in 2003 due to lower sales volumes and a stronger Canadian dollar.

Complete operating statistics for all operations are found starting on page 14 of Goldcorp's 2004 fourth quarter interim MD&A.

Twelve Months Ended December, 2004: Record Annual Production!

Gold production for the twelve months ending December 31, 2004 was 628,005 ounces at a cash cost of $115 per ounce sold, compared with 602,845 ounces at a cash cost of $100 per ounce sold during the same period, 2003. **This year's gold production was an all time high for Goldcorp!**

The Red Lake Mine had its best year ever, producing 551,886 ounces at a cash cost of $92 per ounce sold versus 532,028 ounces at a cash cost of $80 per ounce. The increase in cost on a per ounce basis is due to a stronger Canadian dollar ($6 per ounce), more gold production from higher cost concentrate ($3 per ounce) and increased operating costs at the mine ($3 per ounce). For the twelve months ending December 31, 2004 the average grade, and recovery rate of ore processed at the mine was 2.25 opt (77.15gpt) and 90.3%, respectively, compared with an average grade and recovery rate of 2.20 opt (75.44 gpt) and 88.6%, respectively, for the ore processed during 2003.

The Wharf Mine had a strong year in 2004, producing 76,119 ounces of gold at a cash cost of $255 per ounce sold compared with 70,817 ounces at a cash cost of $276 per ounce sold during the same period, 2003. The increased production and lower cost is attributed to better recovery rates and lower mining and processing costs.

RED LAKE MINE EXPANSION

Work is progressing on the sinking of the new shaft at the Mine. The shaft is currently at a depth of 2,700 ft (823m). The 16 Level station was completed in December 2004 and the contractor is showing some incremental improvement in the shaft sinking rate. From early January 2005 to early February 2005, the shaft has been progressing at a rate of 10 ft/day. Ground and water conditions continue to be excellent. The shaft depth was at 2,290 ft at year end, 2004. Work is ahead of schedule for expansion related development work at the Red Lake Mine and for the mill expansion with the truck dump and conveyor well advanced.

Plans for 2005 include further expansion related development work at the existing Red Lake Mine, commencement of the 12 foot diameter return air raise, work on the mill expansion and shaft sinking.

During the 4th quarter 2004, capital expenditures totaled approximately $9 million and $24 million for the full year, 2004. To date, a total of approximately $60 million has been expended on the project, and total remaining expenditures to complete the expansion is estimated at $50 million (based on a CDN$:US$ exchange rate of 1.25).

DIVIDENDS: A RECORD YEAR!

In 2004, Goldcorp paid out a record $53 million or $0.28 per share in dividends. This payment consisted of Goldcorp's annual regular dividend of $0.18 per share which is paid on a monthly basis plus, a special dividend of $0.10 per share. The special dividend was the result of our successful gold holding strategy, which allowed the Company to earn an additional $72 per ounce from the gold that was withheld, rather than if it had been sold when produced.

To date, Goldcorp has paid out an approximate $120.0 million in dividends to shareholders since dividends commenced in 2001. The total dividend payment anticipated for 2005 is $0.18 per share in addition to the $0.50 per share Special Dividend to be paid on February 28, 2005.

Wheaton River shareholders must tender their shares by Monday, February 28, 2005 to be eligible for the next regular monthly dividend of $0.015 per share.

SUBSEQUENT EVENT

On December 6, 2004, Goldcorp and Wheaton River Minerals Ltd. issued a joint press release announcing a proposed transaction which provided for Goldcorp to make a friendly take-over bid for Wheaton on the basis of one Goldcorp share for every four Wheaton shares. On December 29, 2004, Goldcorp mailed the Goldcorp Take-over Bid Circular to the Wheaton shareholders.

On December 16, 2004, Glamis Gold Limited publicly announced its intention to make a hostile take-over bid for Goldcorp. On January 7, 2005, the Glamis Bid Circular was mailed to Goldcorp shareholders.

On February 8, 2005, Goldcorp announced a special US$0.50 per share cash dividend would be payable to existing Goldcorp shareholders should shareholders approve the Wheaton acquisition or Goldcorp's takeover bid. The payment of a special dividend would result in an adjustment to the exchange ratio of Goldcorp's outstanding warrants – an increase in entitlement from 2.0 to 2.08 Goldcorp shares per warrant.

On February 10, 2005, at the special meeting of shareholders, approximately 65% of Goldcorp shareholders who voted were in favour of approval of the issuance of additional Goldcorp common shares to effect the acquisition of Wheaton. Following the vote, Glamis publicly stated that they would allow their competing bid for Goldcorp to expire.

As of February 14, 2005, approximately 70% of the outstanding Wheaton common shares (403,165,952 shares) have been tendered to Goldcorp's offer. This satisfied the minimum two-thirds bid requirement under the terms of the offer to acquire Wheaton. On the same day, Goldcorp extended the offer expiry date to February 28, 2005 to give remaining Wheaton shareholders more time to tender their shares. With conditions met, the special US$0.50 per share dividend, totaling approximately $95 million, is payable to shareholders of record on February 16, 2005 and will be paid on February 28, 2005.

New Goldcorp is now the world's lowest cost, million ounce gold producer! The acquisition of Wheaton River Minerals Ltd. has increased gold production, reserves and resources and given us one of the fastest growth curves in the industry. It has strengthened our already solid balance sheet and lowered production costs per ounce even further. **The Company is in excellent financial condition:** has **NO DEBT,** a **LARGE TREASURY,** positive Cash Flow and Earnings **and pays a DIVIDEND twelve times a year!** GOLDCORP is completely **UNHEDGED.** Goldcorp's shares are listed on **the New York and Toronto Stock Exchanges** under the trading symbols of **GG** and **G**, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

FORWARD-LOOKING STATEMENTS

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Goldcorp Inc., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Goldcorp expectations are disclosed under the heading "Risk Factors" and elsewhere in Goldcorp documents filed from time to time with the Toronto Stock Exchange, The United States Securities and Exchange Commission and other regulatory authorities.

FINANCIAL INFORMATION

A complete set of our interim Consolidated Financial Statements and Management Discussion and Analysis for the fourth quarter ended December 31, 2004, are available on our website at www.goldcorp.com.

Gold is Money, Goldcorp is Gold!

For further Information please contact:	**Corporate Office:**
Ian J. Ball	145 King Street West
Investor Relations	Suite 2700
Phone: (416) 865-0326	Toronto, Ontario
Toll Free: (800) 813-1412	M5H 1J8
Fax:(416) 361-5741	Website: www.goldcorp.com
e-mail: info@goldcorp.com	

> During the year-ended December 31, 2004, Goldcorp only sold <u>two-thirds</u> of the gold it produced and held back from sale approximately <u>one-third</u> of production. Under generally accepted accounting principles ("GAAP"), Goldcorp's Statement of Earnings only reflect those ounces sold, which is <u>lower than if all production during the period was sold</u>. The effect on earnings of having sold all gold in the period it was produced is presented in the Bullion Adjusted data.

Key Financial Statistics
(in US dollars)

Bullion production and sales	Three months ended Dec 31, 2004	2003	Year ended Dec 31, 2004	2003
Gold ounces produced	**166,254**	158,289	**628,005**	602,845
Gold ounces sold from inventory (withheld from sale)	**(52,497)**	122,122	**(200,429)**	75,091
Gold ounces sold	**113,757**	280,411	**427,576**	677,936
Financial results (millions)				
Total revenues	**$ 51.9**	$110.6	**$191.0**	$262.6
Bullion adjusted revenues[1]	**$ 75.0**	$ 63.1	**$273.7**	$230.6
Gold sales	**$ 48.7**	$107.2	**$178.3**	$249.0
Earnings from operations	**$ 17.6**	$ 61.7	**$ 80.9**	$134.9
Earnings for the period	**$ 15.0**	$ 43.3	**$ 51.3**	$ 98.8
Bullion adjusted earnings for the period[1]	**$ 24.6**	$ 23.2	**$ 84.2**	$ 85.7
Operating cash flow	**$ 22.4**	$ 69.8	**$ 53.1**	$ 95.2
Per share data (dollars)				
Earnings Basic	**$ 0.08**	$ 0.23	**$ 0.27**	$ 0.54
Diluted	**$ 0.08**	$ 0.22	**$ 0.27**	$ 0.53
Cash flow Basic	**$ 0.12**	$ 0.38	**$ 0.28**	$ 0.52
Diluted	**$ 0.11**	$ 0.36	**$ 0.27**	$ 0.51
Bullion adjusted per share data (dollars) [1]				
Earnings Basic	**$ 0.13**	$ 0.13	**$ 0.44**	$ 0.47
Diluted	**$ 0.13**	$ 0.12	**$ 0.43**	$ 0.46
Cash flow Basic	**$ 0.20**	$ 0.20	**$ 0.60**	$ 0.40
Diluted	**$ 0.20**	$ 0.19	**$ 0.59**	$ 0.39
Key financial ratios[2]				
Gross operating margin	**62.8%**	70.0%	**63.7%**	66.3%
Net profit margin	**28.9%**	39.2%	**26.9%**	37.6%
Return on invested capital	**10.7%**	36.1%	**9.5%**	23.1%
Bullion adjusted financial ratios[2]				
Gross operating margin	**68.4%**	61.8%	**67.3%**	64.3%
Net profit margin	**32.8%**	36.8%	**30.8%**	36.9%
Return on invested capital	**16.8%**	18.9%	**15.1%**	19.6%
Weighted average shares outstanding (000's)	**189,973**	185,428	**189,723**	183,574

[1] For an explanation of Bullion Adjusted results, which are non-GAAP performance measures, refer to pages 19-20 of the MD&A.

[2] For an explanation of non-GAAP performance measures refer to pages 25-27 of the MD&A.

Financial Position (millions)	**As at December 30, 2004**	**% Change**	**As at December 31, 2003**
Cash and short-term investments	**$ 333.4**	(12.0%)	$ 379.0
Gold bullion holdings (valued at market):	**$ 96.4**	1008.0%	$ 8.7
Working capital	**$ 400.0**	10.4%	$ 362.2
Long-term debt	**NIL**	-	NIL
Shareholders' equity	**$ 577.8**	13.8%	$ 507.7
Shares outstanding (000's)	**189,980**	0.4%	189,274

Key Operating Statistics *(in US dollars)*	**Three months ended Dec. 31,**		**Year ended Dec. 31,**	
	2004	2003	**2004**	2003
Gold produced (ounces)	**166,254**	158,289	**628,005**	602,845
Gold sold from inventory (withheld from sale) during the period, net (ounces)	**(52,497)**	122,122	**(200,429)**	75,091
Gold sold (ounces)	**113,757**	280,411	**427,576**	677,936
Per Ounce Data ($/oz) [1,2,3]				
Average realized gold price	**$432**	$388	**$409**	$367
Average spot gold price	**$434**	$392	**$409**	$364
Production Costs (weighted average)				
Cash cost	**$127**	$ 95	**$115**	$100
Non-cash cost	**51**	34	**46**	37
Total cost	**$178**	$129	**$161**	$137
Results for Individual Operations				
Gold Produced (ounces)				
Red Lake Mine	**151,073**	140,930	**551,886**	532,028
Wharf Mine	**15,181**	17,359	**76,119**	70,817
Total	**166,254**	158,289	**628,005**	602,845
Per Ounce Data ($/oz)				
Red Lake Mine				
Cash cost	**$105**	$ 87	**$ 92**	$ 80
Non-cash cost	**40**	31	**36**	31
Total cost	**$145**	$118	**$128**	$111
Wharf Mine				
Cash cost	**$268**	$245	**$255**	$276
Non-cash cost	**109**	89	**104**	87
Total cost	**$377**	$334	**$359**	$363

[1] Production costs are based on ounces of gold sold, which differs from ounces of gold produced.
[2] Cash and total costs are calculated in accordance with the Gold Institute standards.
[3] For an explanation of non-GAAP performance measures refer to pages 25-27 of the MD&A.

Goldcorp Inc.
Consolidated Balance Sheets
(in thousands of US dollars)

	As at December 31, 2004	As at December 31, 2003
	(unaudited)	
Assets		
Current assets		
Cash and short-term investments	$ 333,375	$ 378,954
Gold bullion (market value: $96,363; 2003: $8,675) (note 1)	33,895	3,910
Accounts receivable	7,197	8,872
Income and mining taxes receivable	12,269	-
Marketable securities (market value: $31,006; 2003: $22,003)	22,873	12,224
Inventories	15,329	17,527
Prepaid expenses	1,735	1,803
	426,673	423,290
Mining interests	264,949	207,317
Deposits for reclamation costs	4,924	5,754
Deferred charges (note 5)	2,624	-
Other assets	2,348	2,162
	$ 701,518	$ 638,523
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	$ 6,828	$ 5,606
Accrued liabilities	18,679	17,422
Dividends payable	-	21,526
Income and mining taxes payable	-	16,516
Future income and mining taxes	1,149	61
	26,656	61,131
Reclamation and closure cost obligations	26,403	21,850
Future income and mining taxes	70,610	47,800
Shareholders' equity		
Capital stock (note 3)	379,356	375,827
Contributed surplus	7,347	2,275
Cumulative translation adjustment	107,741	66,282
Retained earnings	83,405	63,358
	577,849	507,742
	$ 701,518	$ 638,523

Subsequent events (note 5)

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc.
Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)

	Three months ended Dec. 31,		Year ended Dec. 31,	
	2004	2003	2004	2003
	(unaudited)	*(unaudited)*	*(unaudited)*	
Revenues				
Gold (note 1)	$ 48,700	$ 107,187	$ 178,319	$ 248,954
Industrial minerals	3,172	3,438	12,697	13,688
	51,872	110,625	191,016	262,642
Expenses				
Operating (note 1)	19,310	33,194	69,368	88,527
Corporate administration	5,066	5,261	14,010	12,138
Depreciation and depletion (note 1)	7,274	9,712	20,058	24,101
Exploration	2,659	766	6,701	3,006
	34,309	48,933	110,137	127,772
Earnings from operations	17,563	61,692	80,879	134,870
Other income (expense)				
Interest and other income	2,986	1,709	9,354	7,241
Gain (loss) on foreign currency	(32)	128	211	(1,164)
Gain on sale of purchased gold bullion	-	3,825	-	1,664
Gain (loss) on sale of marketable securities	35	(2,159)	1,391	8,186
Decrease (increase) in provision for decline in value of marketable securities	(1,878)	5,234	(10,397)	2,044
	1,111	8,737	559	17,971
Earnings before taxes	18,674	70,429	81,438	152,841
Income and mining taxes	3,707	27,099	30,091	54,037
Earnings for the period (note 1)	**$ 14,967**	**$ 43,330**	**$ 51,347**	**$ 98,804**
Earnings per share (note 3)				
Basic	$ 0.08	$ 0.23	$ 0.27	$ 0.54
Diluted	$ 0.08	$ 0.22	$ 0.27	$ 0.53

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc.
Consolidated Statements of Retained Earnings
(in thousands of US dollars)

	Year ended Dec. 31,	
	2004	2003
	(unaudited)	
Retained earnings at beginning of period	$ 63,358	$ 14,700
Earnings for the period	51,347	98,804
Dividends declared on common shares	(31,300)	(50,146)
Retained earnings at end of period	$ 83,405	$ 63,358

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc.
Consolidated Statements of Cash Flows
(in thousands of US dollars)

	Three months ended Dec. 31,		Year ended Dec. 31,	
	2004	2003	2004	2003
	(unaudited)	*(unaudited)*	*(unaudited)*	
Cash provided by (used in)				
Operating activities				
Earnings for the period	$ 14,967	$ 43,330	$ 51,347	$ 98,804
Items not affecting cash				
Depreciation and depletion	7,274	9,712	20,058	24,101
Accretion on closure cost accrual	318	283	1,329	1,124
Gain on sale of purchased gold bullion	-	(3,825)	-	(1,664)
(Gain) loss on sale of marketable securities	(35)	2,159	(1,391)	(8,186)
Increase (decrease) in provision for decline in value of marketable securities	1,878	(5,234)	10,397	(2,044)
Stock option expense	1,783	1,575	5,081	2,275
Future income taxes	4,185	(764)	18,599	4,123
Reclamation expenditures	(32)	(78)	(744)	(346)
Other	(2,174)	(447)	(2,881)	(544)
Change in non-cash operating working capital (note 4)	(5,776)	23,138	(48,692)	(22,477)
Net cash provided by operating activities	22,388	69,849	53,103	95,166
Investing activities				
Mining interests	(12,619)	(25,552)	(56,125)	(74,528)
Purchase of gold bullion	-	(588)	-	(8,160)
Proceeds from sale of purchased gold bullion	-	45,112	-	45,112
Purchase of marketable securities	(983)	(7,903)	(22,594)	(88,823)
Proceeds from sale of marketable securities	812	6,280	4,639	94,134
Decrease (increase) in reclamation deposits	32	(551)	987	(859)
Net cash (used in) provided by investing activities	(12,758)	16,798	(73,093)	(33,124)
Financing activities				
Issue of capital stock	174	23,225	3,520	26,979
Dividends paid to common shareholders	(8,548)	(10,091)	(53,071)	(28,375)
Net cash (used in) provided by financing activities	(8,374)	13,134	(49,551)	(1,396)
Effect of exchange rate changes on cash	16,477	18,442	23,962	57,475
Increase (decrease) in cash and short-term investments	17,733	118,223	(45,579)	118,121
Cash and short-term investments at beginning of period	315,642	260,731	378,954	260,833
Cash and short-term investments at end of period	$ 333,375	$ 378,954	$ 333,375	$ 378,954

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)

1. **General**

   The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements and should be read in conjunction with the Notes to the Company's audited consolidated financial statements for the year ended December 31, 2003, since they do not contain all disclosures required by Canadian GAAP for annual financial statements. The preparation of the financial statements under Canadian GAAP do not allow the Company to reflect its operating results as if all gold produced had been sold. Therefore, due to the holdback of gold from sale throughout 2004, revenues, operating expenses, depreciation and depletion, income and mining taxes, and earnings are significantly less than would have been reported if all gold produced had been sold. Users should refer to the discussion of Bullion Adjusted Results in the Interim Management's Discussion and Analysis for further analysis of the impact of withholding gold from sale.

   The Company's policy of holding back from sale approximately one-third of gold production has resulted in the following ounces produced being carried as inventory on the balance sheet at the cost of production which is significantly below market value.

	Ounces	Total Cost	Market Value	Unrealized Gain
Unsold production at December 31,				
2004	221,220	$ 33,895	$ 96,363	$ 62,468
2003	20,791	$ 3,910	$ 8,675	$ 4,765

   During the quarter ended December 31, 2004, a total of 52,497 ounces of unsold production was added to inventory. The Company did not hold purchased gold bullion at anytime during 2004.

   These unaudited interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

2. **Segmented Information**

   The Company has two reportable industry segments: gold mining in Canada and the United States and industrial minerals mining in Canada. The Company's gold mines consist principally of the Red Lake Mine located in northern Ontario and the Wharf Mine located in South Dakota. The industrial mineral operations consist of Saskatchewan Minerals, located in Saskatchewan, which produces sodium sulphate primarily for the detergent industry.

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)

	Three months ended		Year ended	
(in thousands of US dollars)		Dec. 31,		Dec. 31,
	2004	2003	2004	2003
Gold				
Revenues (note 1):				
Canada	$ 41,873	$ 101,274	$ 152,198	224,033
United States	6,827	5,913	26,121	24,921
	48,700	107,187	178,319	248,954
Depreciation and depletion (note 1)	7,164	9,639	19,713	23,828
Accretion	302	280	1,199	1,113
Operating income before taxes (note 1)	22,314	66,707	94,090	145,340
Expenditures for mining interests	12,609	25,272	55,952	74,086
Industrial Minerals				
Revenues:				
Canada	$ 1,952	$ 1,583	$ 7,673	$ 7,562
United States	1,220	1,855	5,024	6,126
	3,172	3,438	12,697	13,688
Depreciation and depletion	110	73	345	273
Accretion	16	3	130	11
Operating income before taxes	315	245	799	1,668
Expenditures for mining interests	10	280	173	442
Total				
Revenues:				
Canada	$ 43,825	$ 102,857	$ 159,871	$ 231,595
United States	8,047	7,768	31,145	31,047
	51,872	110,625	191,016	262,642
Depreciation and depletion	7,274	9,712	20,058	24,101
Accretion	318	283	1,329	1,124
Operating income before taxes	22,629	66,953	94,889	147,008
Expenditures for mining interests	12,619	25,552	56,125	74,528
Reconciliation of earnings before taxes				
Operating income from reportable				
segments before taxes	$ 22,629	$ 66,953	$ 94,889	$ 147,008
Gain on sale of purchased bullion	-	3,825	-	1,664
Gain (loss) on sale of marketable securities	35	(2,159)	1,391	8,186
(Increase) decrease in provision for decline				
in value of marketable securities	(1,878)	5,234	(10,397)	2,044
Interest and other income	2,986	1,709	9,354	7,241
Gain (loss) on foreign currency	(32)	128	211	(1,164)
Corporate administration	(5,066)	(5,261)	(14,010)	(12,138)
Earnings before taxes	$ 18,674	$ 70,429	$ 81,438	$ 152,841

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)

3.   **Capital Stock**

At December 31, 2004, the Company had 189,980,188 common shares outstanding. If all outstanding options and warrants had been exercised a total of 210,124,217 common shares would have been outstanding.

The following table sets fourth the computation of diluted earnings per share:

(in thousands of US dollars except per share amounts)	Three months ended Dec. 31,		Year ended Dec 31,	
	2004	2003	2004	2003
Numerator:				
Earnings available to common shareholders (note 1)	$ 14,967	$ 43,330	$ 51,347	$ 98,804
Denominator (shares in thousands):	189,973	185,428	189,723	183,574
Effect of dilutive securities:				
Stock options and Warrants	4,825	7,218	3,962	4,605
Adjusted weighted average shares				
and assumed conversions	194,798	192,646	193,685	188,179
Basic earnings per share	$ 0.08	$ 0.23	$ 0.27	$ 0.54
Diluted earnings per share	$ 0.08	$ 0.22	$ 0.27	$ 0.53

The fair value of the 3,511,600 options granted subsequent to January 1, 2003 (1,335,100 granted subsequent to January 1, 2004) has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4%; dividend yield of 1%; volatility factor of the expected market price of the Company's common stock of 42% (45% for options issued during 2003); and a weighted average expected life of the options of 5 years. The estimated fair value of the options is expensed over the options' vesting period, which is 3 years.

The following lists the stock options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average fair market value of the common shares for the period (in thousands):

	Three months ended Dec. 31,		Year ended Dec. 31,	
	2004	2003	2004	2003
Stock options and Warrants	1,825	4	1,804	34

The Company recognizes a compensation expense for all stock options awarded since January 1, 2003, based on the fair value of the options on the date of grant which is determined by using an option pricing model. The fair value of the options is expensed over the vesting period of the options. No compensation expense has been recorded for stock options issued before January 1, 2003.

The following is the Company's pro forma earnings with the fair value method applied to all options issued since January 1, 2002 (the Black-Scholes option pricing model assumptions used are consistent with those described in Note 9(f) to the 2003 audited consolidated financial statements):

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)

	Three months ended		Year ended	
	Dec. 31,		Dec. 31,	
	2004	2003	2004	2003
Earnings for the period	$ 14,967	$ 43,330	$ 51,347	$ 98,804
Net additional compensation expense related to fair value of stock options	(313)	(815)	(1,433)	(3,923)
Pro forma earnings for the period	$ 14,654	$ 42,515	$ 49,914	$ 94,881
Pro forma earnings per share:				
Basic	$ 0.08	$ 0.23	$ 0.26	$ 0.52
Diluted	$ 0.08	$ 0.22	$ 0.26	$ 0.50

4. Change in Non-Cash Operating Working Capital

(in thousands of US dollars)	Three months ended		Year ended	
	Dec. 31,		Dec. 31,	
	2004	2003	2004	2003
Decrease (increase) in current assets:				
Gold bullion	$ (6,655)	$ 12,419	$ (27,986)	$ 8,122
Accounts receivable	2,517	(622)	2,377	(4,882)
Inventories	2,669	(2,343)	9,710	(3,825)
Prepaid expenses	(1,133)	(796)	(13)	(53)
Increase (decrease) in current liabilities:				
Accounts payable	266	2,496	656	10
Accrued liabilities	(1,207)	(4,439)	(5,646)	4,110
Income and mining taxes payable	(2,233)	16,423	(27,790)	(25,959)
	$ (5,776)	$ 23,138	$ (48,692)	$ (22,477)

5. Subsequent Events

On December 6, 2004, Goldcorp and Wheaton River Minerals Ltd ("Wheaton") issued a joint press release announcing a proposed transaction which provided for Goldcorp to make a take-over bid for Wheaton on the basis of one Goldcorp share for every four Wheaton shares. On December 29, 2004, Goldcorp mailed the Goldcorp Take-over Bid Circular to the Wheaton shareholders.

On December 16, 2004, Glamis Gold Limited ("Glamis") publicly announced its intention to propose an alternative competing transaction whereby it would make a take-over bid for Goldcorp on the condition that the Wheaton transaction not proceed. On January 7, 2005, Glamis confirmed by press release that the Glamis Bid Circular was mailed to Goldcorp shareholders.

On February 8, 2005, Goldcorp announced a special US$0.50 per share cash dividend would be payable to existing Goldcorp shareholders should shareholders approve the Wheaton acquisition by majority vote at a special meeting of shareholders and if more than two-thirds of all Wheaton shares are tendered to Goldcorp pursuant to the takeover bid. The payment of a special dividend would, pursuant to the applicable Goldcorp warrant indentures, result in an adjustment to the exchange ratio of Goldcorp's outstanding warrants – an increase in entitlement from 2.0 to 2.08 Goldcorp shares per warrant.

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)

On February 10, 2005, the special meeting of shareholders of the Company was held to approve the take-over bid in connection with the announced acquisition of Wheaton. At this meeting, approximately 65% of Goldcorp shareholders who voted were in favour of approval of the issuance of additional Goldcorp common shares to effect the acquisition of Wheaton. Following the vote, Glamis publicly stated that based on the approval by Goldcorp shareholders of the Wheaton acquisition that they would allow their competing bid for Goldcorp to expire.

As of February 14, 2005, 403,165,952 Wheaton common shares, representing approximately 70% of the outstanding Wheaton common shares, were tendered to Goldcorp's offer and were taken up and paid for as of February 17, 2005. This satisfied the minimum two-thirds minimum bid requirement under the terms of the offer to acquire Wheaton. On the same day, Goldcorp extended the offer expiry date to February 28, 2005 to give remaining Wheaton shareholders more time to tender their shares. With conditions met, the special US$0.50 per share dividend, totaling approximately $95.0 million, is payable to shareholders of record on February 16, 2005 and will be paid on February 28, 2005.

Costs incurred with respect to the Wheaton acquisition as of December 31, 2004, have been recorded on the balance sheet under Deferred charges.

Interim Management's Discussion and Analysis
For the quarter ended December 31, 2004

Financial Results
(in millions of US dollars, except per share and per ounce amounts)

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") analyses the results of operations for the three months and year ended December 31, 2004 for Goldcorp Inc. ("Goldcorp" or the "Company").

The Company will present the results of operations on both a GAAP basis reflecting only the ounces of gold bullion sold during the year as well as on a Bullion Adjusted basis which normalizes earnings based on the production rather than sale of gold ounces. This is necessary because Goldcorp has maintained a policy throughout 2004 of holding back approximately one-third of gold produced from sale and during 2003, Goldcorp sold bullion which had been held back from prior periods.

Revenues for the quarter ended December 31, 2004 were $51.9 million, a $58.7 million decrease compared with the corresponding period last year. This reflects the sale in the fourth quarter of 2003 of a large amount of gold previously held back from sale. Beginning in the second half of 2001, Goldcorp began accumulating a significant gold bullion inventory by withholding from sale a portion of the Company's gold production in anticipation of higher gold prices. By the beginning of the fourth quarter of 2003, 142,913 ounces of gold from prior period production had been accumulated and in the fourth quarter of 2003, all of this inventory was sold. At an average sales price of $388 per ounce, this resulted in an additional $55.5 million in revenue for the fourth quarter of 2003 in addition to regular production sales of 137,498 ounces. During 2004, Goldcorp has maintained a policy of only selling approximately two-thirds of gold production with the other one-third held back from sale in anticipation of higher gold prices. Consequently, for the fourth quarter of 2004, the Company only sold 113,757 of the 166,254 ounces produced during the quarter. Partially offsetting the decrease in ounces sold is an increase in the realized price of gold from $388 for the fourth quarter of 2003 to $432 for the fourth quarter of 2004.

Revenues for the year ended December 31, 2004 were $191.0 million compared with $262.6 million for 2003. Again, this reflects the sale of accumulated ounces in 2003, and the effects of the gold withheld from sale, during 2004, partially offset by an increase in the realized price of gold. On a Bullion Adjusted basis, revenues were $75.0 million for the fourth quarter and $273.7 million for 2004 compared to $63.1 million for the fourth quarter of 2003 and $230.6 million for 2003.

Goldcorp produced 166,254 ounces of gold bullion during the fourth quarter of 2004 and sold 113,757 ounces, compared with 158,289 ounces produced and 280,411 ounces sold for the corresponding period last year. For the year ended December 31, 2004, Goldcorp produced 628,005 ounces and sold 427,576 ounces, compared with 602,845 ounces produced and 677,936 ounces sold during 2003. The realized price for the year ended December 31, 2004 was $409 per ounce compared with $367 per ounce during 2003.

Earnings for the fourth quarter of 2004 were $15.0 million ($0.08 per share) compared to $43.3 million ($0.23 per share) for the fourth quarter of 2003 and $9.9 million ($0.05 per share) for the third quarter of 2004. The decrease in earnings compared to the fourth quarter of 2003 is due primarily to the decrease in ounces sold partially offset by a higher gold price and a lower effective tax rate. Earnings for the year ended December 31, 2004 were $51.3 million, a 48% decrease compared to 2003 due to fewer ounces sold partially offset by a $42 per ounce (11%) increase in the realized price of gold for the year. Had Goldcorp sold the 52,497 ounces of gold bullion production held back during the fourth quarter of 2004, earnings would have increased from $15.0 million to $24.6 million (from $0.08 per share to $0.13 per share). Had Goldcorp only sold gold bullion ounces produced during the fourth quarter of 2003, earnings would have decreased by $20.1 million, from $43.3 million to $23.2 million (from $0.23 per share to $0.13 per share). These figures are derived from the Bullion Adjusted Results section on the page 14.

Earnings from operations for the quarter were $17.6 million, compared to $61.7 million in the fourth quarter of 2003. Other factors affecting our operating results include a $2.4 million decrease in depreciation and depletion due to fewer ounces sold, partially offset by a $1.9 million increase in exploration expense. In addition, in the prior year quarter, significant gains relating to the sale of purchased bullion and marketable securities were realized while there were corresponding losses in the fourth quarter of 2004 on marketable securities.

Cash flow from operations for the fourth quarter of 2004 was $22.4 million, compared to $69.8 million for the fourth quarter of 2003. For the year ended December 31, 2004, cash flow from operations was $53.1 million, a decrease from $95.2 million for 2003. Had Goldcorp sold the 52,497 ounces of gold bullion production held back during the fourth quarter of 2004, operating cash flow would have increased from $22.4 million to $38.9 million (from $0.12 per share to $0.20 per share). Had Goldcorp only sold gold bullion ounces produced during the fourth quarter of 2003, operating cash flow would have decreased by $33.1 million, from $69.9 million to $36.8 million (from $0.38 per share to $0.20 per share). These figures are derived from the Bullion Adjusted Results section below.

At December 31, 2004, Goldcorp had liquid assets with a market value of $460.8 million, comprised of cash and short-term investments of $333.4 million, gold bullion of $96.4 million and marketable securities of $31.0 million.

Bullion Adjusted Basis

Revenue from gold bullion production is recognized when ownership passes to the purchaser and, as a result, revenue is recorded when the gold is sold, not when it is produced. Unlike other gold producers, Goldcorp has strategically held back on the sale of gold bullion ounces in anticipation of higher prices.

Under generally accepted accounting principles (GAAP), unsold gold bullion is carried on the balance sheet at the lower of cost or market and revenue is not recognized until the ounces are sold. As a result, the financial statements do not reflect the market value of the accumulated gold bullion. Management believes that as an alternative to using GAAP to measure Goldcorp's operating performance and financial position, certain non-GAAP information is presented to assist the reader in understanding our performance as if the bullion was sold in the period produced. This approach is used by management in assessing the results of our operating activities.

These "bullion adjusted" figures are not measures of performance under Canadian GAAP. They should not be considered in isolation or as a substitute for GAAP measures. The bullion adjusted figures do not have standardized meaning nor are they necessarily comparable with other companies.

Bullion Adjusted Results *(in millions of US dollars, except per share amounts)*	Three months ended Dec. 31,		Year ended Dec. 31,	
	2004	2003	**2004**	2003
Revenues, as reported	**$ 51.9**	$110.6	**$191.0**	$262.6
Adjusted revenue if all gold bullion produced was also sold in the same period	**23.1**	(47.5)	**82.7**	(32.0)
Bullion adjusted revenues	**$ 75.0**	$ 63.1	**$273.7**	$230.6
Earnings, as reported	**$ 14.9**	$ 43.3	**$ 51.3**	$ 98.8
Adjusted earnings if all gold bullion produced was also sold in the same period	**9.7**	(20.1)	**32.9**	(13.1)
Bullion adjusted earnings	**$ 24.6**	$ 23.2	**$ 84.2**	$ 85.7

	Three months ended Dec. 31,		Year ended Dec. 31,	
	2004	2003	**2004**	2003
Bullion adjusted earnings per share				
Per Share: Basic	**$ 0.13**	$ 0.13	**$ 0.44**	$ 0.47
Diluted	**$ 0.13**	$ 0.12	**$ 0.43**	$ 0.46
Operating cash flow, as reported	**$ 22.4**	$ 69.9	**$ 53.1**	$ 95.2
Adjusted cash flow if all gold bullion produced was also sold in the same period	**16.5**	(33.1)	**60.9**	(21.2)
Bullion adjusted cash flow	**$ 38.9**	$ 36.8	**$114.0**	$ 74.0
Bullion adjusted cash flow per share				
Per Share: Basic	**$ 0.20**	$ 0.20	**$ 0.60**	$ 0.40
Diluted	**$ 0.20**	$ 0.19	**$ 0.59**	$ 0.39

Operational Review

Red Lake Mine

	Three months ended Dec 31,		Year ended Dec. 31,	
	2004	2003	**2004**	2003
Operating Data				
Tons of ore milled	**62,192**	58,889	**246,822**	242,082
Tons of ore milled per calendar day	**676**	640	**674**	663
Average mill head grade *(ounces per ton)*	**2.50**	2.26	**2.25**	2.20
Average recovery rate	**90.9%**	89.4%	**90.3%**	88.6%
Ounces of gold produced	**151,073**	140,930	**551,886**	532,028
Ounces of gold sold	**98,256**	265,391	**365,256**	610,334
Operating cost per ounce				
Cash production cost	**$105**	$ 87	**$ 92**	$ 80
Non-cash cost	**40**	31	**36**	31
Total operating costs	**$145**	$ 118	**$ 128**	$ 111
Financial Data *(in millions of US dollars)*				
Revenues	**$41.9**	$101.2	**$152.2**	$224.0
Operating profit	**$27.3**	$ 69.6	**$102.7**	$153.0
Operating margin (%)	**65%**	69%	**67%**	68%
Operating cash flow	**$31.1**	$ 77.9	**$115.2**	$171.8

During the fourth quarter, the Red Lake Mine produced 151,073 ounces of gold at a cash cost of $105 per ounce, compared with 140,930 ounces at a cash cost of $87 per ounce for the corresponding period last year. The higher cash cost for the period is primarily the result of the appreciation of the Canadian dollar, an increase in the proportion of higher cost concentrate, and an increase in operating costs.   On a cost per ounce basis the breakdown of the $18 per ounce increase in costs is as follows: $8 relates to the stronger Canadian dollar, $3 relates to a higher proportion of sales from concentrate, and $7 relates to higher operating costs on a per ounce basis. During the fourth quarter of 2004, the average cost of CDN$1.00 was US$0.82, compared to US$0.76

during the corresponding period in the prior year. This represents an 8% appreciation of the Canadian dollar. Higher operating costs were primarily due to higher contractor labour costs.

Red Lake Mine Concentrate

Gold not recovered through the processing facility at the Red Lake Mine is stockpiled in concentrate form, to be transported and processed by a third party at a subsequent date. Currently, Goldcorp ships concentrate for processing to Barrick's Goldstrike Mine in Nevada and Placer Dome's Campbell Mine, located adjacent to the Red Lake Mine. During the fourth quarter, 24,091 ounces of gold were recovered from concentrate at a cash cost of $139 per ounce (including both inventoried mining and milling costs, and transportation and secondary processing costs).

Also recovered during the quarter were 743 ounces of gold from "Old Concentrate" at a cash cost of $336 per ounce (including transportation and secondary processing costs only). Old Concentrate refers to concentrate produced from the sulphide ore mined prior to the shutdown of the Mine in 1996. Ounces produced from Old Concentrate, and the associated cost per ounce, are not included in the Red Lake operating results. If the 743 ounces from Old Concentrate were included, fourth quarter production would have been 151,816 ounces, at a cash cost of $107 per ounce sold.

A major goal of the 2004 exploration program was to increase the resources of the High Grade Zone (HGZ) in order to increase mine life and justify an expanded production rate. This was achieved as the exploration program has added to reserves more ounces than mined during the year.

Wharf Mine

	Three months ended Dec. 31,		Year ended Dec. 31,	
	2004	2003	**2004**	2003
Operating Data				
Tons of ore mined (000's)	**810**	1,021	**3,049**	3,587
Tons of waste removed (000's)	**2,464**	1,313	**9,234**	10,835
Ratio of waste to ore	**3.04:1**	1.29:1	**3.03:1**	3.02:1
Tons of ore processed (000's)	**738**	952	**3,036**	3,593
Average grade of gold processed (opt)	**0.027**	0.034	**0.028**	0.029
Ounces of gold produced	**15,181**	17,359	**76,119**	70,817
Ounces of gold sold	**15,500**	15,020	**62,320**	67,602
Operating cost per ounce				
Cash production cost	**$ 248**	$ 221	**$ 234**	$ 258
Royalties and severance taxes	**20**	24	**21**	18
Total cash cost	**$ 268**	$ 245	**$ 255**	$ 276
Non-cash cost	**109**	89	**104**	87
Total operating cost	**$ 377**	$ 334	**$ 359**	$ 363
Financial Data *(in millions of US dollars)*				
Revenues	**$ 6.8**	$ 5.9	**$26.1**	$24.9
Operating profit	**$ 1.1**	$ 0.1	**$ 3.6**	$ 0.1
Operating margin (%)	**16%**	2%	**14%**	1%
Operating cash flow	**$ 2.5**	$ 2.2	**$10.1**	$ 6.1

Total annual production at the Wharf Mine during 2004 of 76,119 ounces represents a significant improvement over 2003 despite only 15,181 ounces produced during the fourth quarter of 2004. Total cash cost for the fourth quarter of 2004 of $268 per ounce compared to $245 for the corresponding period last year. Higher costs per ounce during the fourth quarter of 2004 compared to fourth quarter 2003 were primarily due to lower production,

more waste removed, and higher royalty and energy costs. Non-cash costs were $109 per ounce compared to $89 per ounce in the corresponding prior year period. This reflects the amortization of capitalized pre-stripping costs incurred to access the ore in the Mine's remaining pit (the Trojan Pit).

Saskatchewan Minerals

(in millions of US dollars, operating data in thousands of tons)	Three months ended Dec 31,		Year ended Dec. 31,	
	2004	2003	**2004**	2003
Financial Data				
Revenues	**$ 3.2**	$ 3.4	**$12.7**	$13.7
Operating profit	**$ 0.2**	$ 0.3	**$ 0.8**	$ 1.7
Operating cash flow	**$ 0.3**	$ 0.3	**$ 1.3**	$ 2.0

Revenue and operating profit have decreased compared to the corresponding period last year due to lower sales volumes and a stronger Canadian dollar.

Expenses

(in millions of US dollars)	Three months ended Dec. 31,		Year ended Dec. 31,	
	2004	2003	**2004**	2003
Operating	**$19.3**	$33.2	**$ 69.4**	$ 88.5
Corporate administration	**5.0**	5.3	**14.0**	12.2
Depreciation and depletion	**7.3**	9.7	**20.0**	24.1
Exploration	**2.7**	0.7	**6.7**	3.0
	$34.3	$48.9	**$110.1**	$127.8

The lower operating expense and depreciation and depletion charges for both the three months and year-ended December 31, 2004 compared to 2003, largely reflects the significant decrease in ounces sold compared to the corresponding periods in 2003. On a per ounce basis, Goldcorp's consolidated weighted average cash cost for the fourth quarter of 2004 was $127 per ounce, compared with $95 per ounce for the fourth quarter of 2003. For the year ended December 31, 2004, the cash costs were $115 per ounce compared to $100 per ounce in the prior year period. The cost attributable to each operation is described in the operational review above. A $1.9 million charge was also recorded in the 4th quarter of 2004 to reflect revised closure estimates at the inactive Wilanour Mine.

Corporate administration expense for the quarter was consistent with the prior year period but higher for the year ended December 31, 2004, compared to 2003. This is largely due to the effects of adopting the amended accounting recommendations of the CICA for stock-based compensation and a stronger Canadian dollar. Goldcorp applied the standard on a prospective basis to options issued subsequent to December 31, 2002; however, there was no stock option expense to report for the first half of 2003. For the three months and year ended December 31, 2004, stock option expense was $1.2 million (2003 – $1.3 million) and $3.6 million (2003 – $1.8 million), respectively.

Exploration expenses have increased for the fourth quarter and full year 2004 compared to 2003 as a result of increased exploration activity at the Red Lake Mine and with joint venture partners on various projects primarily within the Red Lake District.

Other Income (Expense)

(in millions of US dollars)

	Three months ended Dec. 31,		Year ended Dec. 31,	
	2004	2003	**2004**	2003
Interest and other income	**$ 3.0**	$ 1.7	**$ 9.4**	$ 7.3
Gain (loss) on foreign currency	**-**	0.1	**0.2**	(1.2)
Gain on sale of purchased gold bullion	**-**	3.8	**-**	1.7
Gain (loss) on sale of marketable securities	**-**	(2.1)	**1.4**	8.2
Decrease (increase) in provision for decline in value of marketable securities	**(1.9)**	5.2	**(10.4)**	2.0
	$ 1.1	$ 8.7	**$ 0.6**	$ 18.0

Interest and other income has increased compared to the corresponding period in 2003 due to primarily to movements in capital tax which was an expense in 2003 and a credit in 2004. The gain/loss on foreign currency is the result of the movement in the Cdn/US dollar rate of exchange on US dollar denominated monetary assets in the Company's Canadian operations. The increase in the provision for decline in value of marketable securities in the current quarter of $1.9 million, and $10.4 million for the year to date, relates to unrealized adjustments to the lower of cost or market. Under generally accepted accounting principles, such investments are not subsequently written back up even if their market values recover. Despite recording provisions, the market value of marketable securities in the Company's portfolio at December 31, 2004 was $31.0 million which exceed the carrying value of $22.9 million by $8.1 million.

Income Taxes

Goldcorp's income tax provision is calculated on the various income and mining taxes the Company is subject to in Canada and the United States. For the quarter ended December 31, 2004, a provision of $3.7 million was recorded on earnings before tax of $18.7 million, an effective rate of 20%. This compares with a provision of $27.1 million on earnings before tax of $70.4 million during the same period in 2003, an effective rate of 38%. The low effective tax rate in the fourth quarter of 2004 was the result of the settlement of prior years' tax issues along with the use of tax loss carry forwards in the U.S. that had not been previously recognized to offset earnings from the Wharf Mine.

Liquidity and Capital Resources

Treasury assets

Goldcorp's treasury assets, noted at market values, are listed below. With the exception of cash and short-term investments, these values differ from the GAAP valuation on the balance sheet which is at the lower of cost or market.

(in millions of US dollars)	**As at Dec 31, 2004**	As at December 31, 2003
Cash and short-term investments	**$333.4**	$379.0
Produced gold bullion - at market value	**96.4**	8.7
Marketable securities - at market value	**31.0**	22.0
	$460.8	$409.7

Cash and short-term investments decreased from $379.0 million at December 31, 2003 to $333.4 million at December 31, 2004. The decrease of $45.6 million was due to the use of cash in investing activities of $73.1 million and in financing activities of $49.6 million, partially offset by cash flow from operations of $53.1 million and the effect of a strengthening Canadian dollar ($24.0 million). Despite only selling two-thirds of production, cash flows from operating activities still contributed $53.1 million to cash. Significant uses of cash included investing activities consisting primarily of the Red Lake expansion and the purchase of marketable securities, changes in non-cash working capital, and dividend payments.

Goldcorp remains debt free and its gold production and reserves are totally unhedged. Goldcorp has no off balance sheet liabilities other than standard operating leases and letters of credit provided as support for reclamation obligations. Goldcorp has no defined benefit pension plans and accordingly, no associated unfunded pension liabilities.

Operating cash flow

Goldcorp's cash flow from operations was $22.4 million, or $0.12 per share, for the quarter ended December 31, 2004. The $69.9 million generated during the corresponding period in 2003 was largely the result of the sale of additional ounces of gold.

Tax payments for the year ended of 2004 totalled approximately $40 million, of which, $15 million related to taxes payable on 2003 earnings. Components of the change in non-cash working capital are shown in Note 5 to the financial statements.

Investing activities

Investing activities - Mining Interests

(in millions of US dollars)	Three months ended Dec. 31,		Year ended Dec. 31,	
	2004	2003	**2004**	2003
Red Lake Mine	**$11.3**	$24.4	**$49.7**	$65.6
Wharf Mine	**1.3**	0.9	**6.2**	8.5
Saskatchewan Minerals	**-**	0.3	**0.2**	0.4
Total	**$12.6**	$25.6	**$56.1**	$74.5

During the fourth quarter of 2004, expenditures on mining interests totalled $12.6 million, consisting of $11.3 million at the Red Lake Mine and $1.3 million at the Wharf Mine. A significant portion of the Red Lake Mine activity relates to the Shaft Expansion project.

Financing activities

During the fourth quarter, the Company made three regularly scheduled monthly dividend payments of $0.015 per share for a total of $8.5 million. This compares to one bi-monthly dividend payment of $0.025 per share and two monthly dividends of $0.015 per share for a total of $10.1 million paid during the fourth quarter of 2003. In addition, during the fourth quarter of 2003, a special dividend of $0.10 per share was declared in December 2003 and paid in January 2004.

Effect of exchange rate changes on cash

A substantial portion of the Company's cash and short-term investments are held in Canadian dollars. As a result, the movement in the Cdn/US dollar exchange rate has an impact on the cash and short-term investments, in US dollar terms, as reported on the balance sheet. For example, a strengthening Canadian dollar will have a positive impact on the Company's cash position. This impact is reported on the Consolidated Statement of Cash Flows under the "Effect of exchange rate changes on cash". Between December 31, 2003 and December 31, 2004, the Canadian dollar strengthened vis-à-vis the US dollar, which had a positive impact of $24.0 million on the Company's cash position. During the corresponding period in 2003, the Canadian dollar also strengthened, which had a positive impact on Goldcorp's cash position of $57.5 million.

Outlook

Goldcorp anticipates continuing strong operating results in 2005. Total production for 2005 is forecast at approximately 620,000 ounces, compared with production of 628,005 ounces in 2004. Consolidated cash cost is expected to be consistent with costs during 2004 while non-cash costs are expected to increase slightly. Small expected increases in costs at the Red Lake Mine due to the strengthening Canadian dollar are expected to be offset by a lower proportion of production coming from the higher cost Wharf Mine. During 2004, cash cost was $115 per ounce, non-cash cost was $46 per ounce resulting in total costs of $161 per ounce for the year.

The Red Lake Mine is planning to produce approximately 550,000 ounces of gold in 2005, which includes 34,000 ounces of gold produced from concentrate. The production forecast is based on milling 726 tons per day, compared with a rate of 674 tons per day in 2004. Cash costs are expected to be marginally higher than the $92 per ounce in 2004, largely due to a strengthening Canadian dollar.

The Wharf Mine is forecast to produce 70,000 ounces of gold in 2005, compared with 76,119 ounces in 2004 and costs on a per ounce basis are expected to increase as a result of the lower production.

Work is progressing on the sinking of the new shaft at the Red Lake Mine to a depth of 7,150 feet with a capacity of 4,000 tons per day and expanding the mill capacity to 1,000 tons per day. The shaft depth was 2,290 feet at December 31, 2004. The 16 Level station was completed in December 2004. Efforts continue to improve the shaft sinking advance rate. Plans for 2005 include further expansion related development work at the existing Red Lake Mine, driving of the 12 foot diameter return air raise from surface to 23 Level, work on the mill expansion and shaft sinking. Shaft sinking during 2005 should include excavation and completion of the 23, 30 and 34 Level stations. The remaining cost of the project until completion in 2007 is estimated at $50 million with $25 million earmarked to be spent in 2005. Previously, construction was estimated to be completed in 2006. These figures are based on a CDN$:US$ exchange rate of 1.25 for the balance of the project.

Based on the current status of the Wheaton acquisition as discussed in Note 6 to the interim consolidate financial statements, the Company expects to begin consolidating the results of Wheaton as of February 17, 2005. Based on full year production, Wheaton is expected to produce approximately 630,000 ounces of gold at a cash cost of less than $50 per ounce for 2005. Wheaton operates gold mines in Mexico and Australia and owns an equity interest in the Alumbrera Mine in Argentina. Wheaton also has development projects in Mexico and Brazil.

Non-GAAP Measures

Goldcorp has included throughout this document certain non-GAAP performance measures. These non-GAAP measures do not have any standardized meaning nor are they necessarily comparable with similar measures presented by other companies. Goldcorp believes that certain investors use this information to evaluate the Company's performance. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Set out below are definitions for these performance measures and reconciliations of non-GAAP measures to reported GAAP measures.

Cash Flow from Operations per Common Share

Cash flow from operations per common share is determined by dividing cash flow from operations by the weighted average number of common shares outstanding during the period. The following table sets fourth the computation of both the basic and diluted cash flow from operations per common share for the three months and year ended December 31:

(in thousands of US dollars, except per share amounts)	Three months ended Dec. 31,		Year ended Dec. 31,	
	2004	2003	2004	2003
Cash flow provided by operating activities	$ 22,388	$ 69,849	$53,103	$95,166
Divided by:				
Weighted average shares outstanding (000's)	189,973	185,428	189,723	183,574
Effect of dilutive securities:				
Stock options and warrants	4,825	7,218	3,962	4,605
Adjusted weighted average shares and assumed conversions	194,798	192,646	193,685	188,179
Basic cash flow from operations per share	$ 0.12	$ 0.38	$ 0.28	$ 0.52
Diluted cash flow from operations per share	$ 0.11	$ 0.36	$ 0.27	$ 0.51

Financial Ratios

Gross Operating Margin is defined as gross operating profit for the period, which is profit after deducting from revenue operating expenses, divided by revenue for the period.

Net Profit Margin is calculated by dividing earnings for the period by revenue for the period.

Return on Invested Capital is defined as earnings for the period divided by the total of the average of debt and equity for the period. Because the Company is debt free, Goldcorp's calculation of Return on Invested Capital is earnings divided by the average equity during the period.

Reconciliation of Cash Cost per Ounce to Financial Statements

(in thousands of US dollars, except per ounce amounts)	Three months ended Dec. 31,		Year ended Dec. 31,	
	2004	2003	2004	2003
Operating expenses	$ 19,310	$ 33,194	$ 69,368	$ 88,527
Industrial Minerals operating expense	(3,021)	(3,135)	(11,723)	(11,747)
Silver by-product credit	(238)	(123)	(1,092)	(605)
Stock option compensation from gold operations included with operating expense	(529)	(297)	(1,292)	(439)
Old concentrate processing cost	(278)	(1,153)	(2,443)	(2,662)
Accretion from gold operations	(302)	(280)	(1,199)	(1,113)
Other	(518)	(1,692)	(2,444)	(4,168)
	$14,424	$26,514	$49,175	$67,793
Divided by ounces sold	113,757	280,411	427,576	677,936
Cash cost per ounce	$ 127	$ 95	$ 115	$ 100

Reconciliation of Non-Cash Cost per Ounce to Financial Statements

(in thousands of US dollars, except per ounce amounts)	Three months ended Dec. 31,		Year ended Dec. 31,	
	2004	2003	**2004**	2003
Depreciation and depletion	**$ 7,274**	$ 9,712	**$ 20,058**	$ 24,101
Industrial Minerals depreciation and depletion	**(110)**	(135)	**(345)**	(284)
Accretion from gold operations	**302**	280	**1,199**	1,113
Stock option compensation from gold operations included with operating expense	**529**	262	**1,292**	439
Other	**(2,210)**	(497)	**(2,423)**	(296)
	$ 5,785	$ 9,622	**$ 19,781**	$25,073
Divided by ounces sold	**113,757**	280,411	**427,576**	677,936
Non cash cost per ounce	**$ 51**	$ 34	**$ 46**	$ 37

Summary Quarterly Data (unaudited)

(in millions of US dollars, except per share amounts)

	March		June		September		December	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
Revenue	**$ 48.3**	$ 47.5	**$40.5**	$48.8	**$50.4**	$55.8	**$51.9**	$110.6
Earnings from operations	**$ 25.1**	$ 23.2	**$16.0**	$24.1	**$22.2**	$25.8	**$17.6**	$61.7
Earnings	**$ 17.3**	$ 14.2	**$ 9.2**	$17.6	**$ 9.9**	$23.7	**$15.0**	$43.3
Earnings								
Basic	**$ 0.09**	$ 0.08	**$0.05**	$0.10	**$0.05**	$0.13	**$0.08**	$0.23
Diluted	**$ 0.09**	$ 0.07	**$0.05**	$0.09	**$0.05**	$0.12	**$0.08**	$0.22
Cash flow from operations	**$(3.5)**	$(14.3)	**$11.9**	$16.6	**$22.3**	$23.0	**$22.4**	$69.8

Variations in the Company's results over the past eight quarters are primarily a result of the timing of gold sales and the realized price of gold. Throughout 2004, the Company maintained a policy of holding back from sale approximately one-third of gold production.